September 15, 2021
Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, DC 20549

Attention:		Donald Field
Mara Ransom
Stephen Kim
Rufus Decker

	Re:	Remitly Global, Inc
Registration Statement on Form S-1
Filed September 14, 2021
File No. 333-259167
Ladies and Gentlemen:
On behalf of Remitly Global, Inc. (the “Company”), we submit this letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), to provide an explanation of the differences between the fair values of the Company’s common stock (“Common Stock”) for each grant date since January 1, 2020 and the midpoint of the Preliminary Price Range, as defined below.
Price Range
The price range in its preliminary prospectus (the “Preliminary Prospectus”) for the proposed initial public offering (the “IPO”) was set at a range of $38.00 and $42.00 per share (the “Preliminary Price Range”) of the Common Stock, with a midpoint of the range equal to $40.00 per share.
The Preliminary Price Range has been determined based, in part, upon current market conditions, recent public offerings of other comparable companies and input received from the lead underwriters of the proposed offering, including discussions that took place on September 10, 2021, between senior management of the Company, the Board of Directors of the Company (the “Board”) and representatives from Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the underwriters.
Prior to September 10, 2021, the Company had not held formal discussions with the underwriters regarding a price range for the IPO. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO as of the date of that discussion with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company. As is typical for initial public offerings, the Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among `Company management and representatives of the lead underwriters. During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuations of recently completed public offerings and evaluating those issuers’ respective stages of development as compared to the Company’s, the current valuations of public companies at a similar stage as the Company, and recent market conditions, as well as feedback received by the Company from recent investor meetings.

Common Stock Valuation Methodology
Overall methodology
The Company has granted stock-based awards, consisting of stock options and restricted stock units (“RSUs”), to its employees and directors, as well as non-employee consultants. As described in the Registration Statement, the Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the "Practice Guide"). Specifically, the fair value of the shares of Common Stock underlying the Company's stock options and RSUs has been determined by the Board with assistance from management and an independent third-party valuation firm, which was valued at each date noted herein. Given the absence of a public trading market for the Company's common stock, the Board exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the Company's common stock. The Company refers the Staff to the sections captioned “Stock-Based Compensation” and “Common Stock Valuations” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 103 and 104, respectively, of the Registration Statement for an explanation of the factors considered by the Company in determining the fair value of its common stock.
The Company uses a Black-Scholes option pricing model to determine fair value of its stock options. The Black-Scholes option pricing model includes various assumptions, including the fair value of the common stock, expected life of stock options, the expected volatility and the expected risk-free interest rate. The Company’s determinations of the fair value of the common stock were performed using methodologies, approaches and assumptions consistent with the Practice Guide. In accordance with the Practice Guide, the Company considered the following methods for allocating the enterprise value across its classes and series of units to determine the estimated fair value of options to purchase its common stock at each valuation date.
•Option Pricing Method (“OPM”). The OPM estimates the value of the common stock by treating the rights of the holders of common equity as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences and conversion rights of the holders of the Company’s preferred stock, as well as the break points corresponding to the conversion of any options or warrants. Thus, the value of the common stock can be determined by estimating the value of its portion of each of these call option rights. Consequently, the common stock has value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event.
•Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share for common stock based on the probability-weighted present value of expected future values for common stock, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each stock class.
•Hybrid Method. The Hybrid Method is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios, but using the OPM to estimate the allocation of value within one or more of those scenarios. Weighting allocations are assigned to the OPM and PWERM methods factoring possible future liquidity events.
For valuations prior to December 2020, the Company utilized the OPM to estimate the value of its Common Stock, which included market information, such as valuations for similar public companies, and company-specific transactions, such as the Company’s Series E and Series F preferred stock issuances, to calculate the Company’s valuation at those dates. In addition, the Company considered any secondary transactions involving the Company’s capital stock. In the evaluation of those transactions, the Company considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange and assigned the transactions an appropriate weighting in the valuation of its Common Stock. Factors considered include the number of different buyers and sellers, transaction volume, frequency, and timing relative to the valuation date. Starting in December

2020, at the time the Company began to have initial conversations about a potential IPO, the Company started using a hybrid method utilizing a combination of the OPM and the PWERM, to estimate the value of the Common Stock. The Company also applied a discount for lack of marketability (“DLOM”) to account for a lack of access to an active public market.
The fair value of Common Stock underlying the Company's equity awards was valued on the following dates, resulting in the following fair values:

Valuation Date	Fair Value of Common Stock
August 15, 2019	$2.51
April 1, 2020	$2.00
August 5, 2020	$3.54
December 22, 2020	$4.95
March 1, 2021	$6.55
June 2, 2021	$9.65
July 15, 2021	$14.11
August 31, 2021	$28.73
Interpolation of the valuation of Common Stock for awards granted in 2021
The Company obtained multiple independent third-party valuations during 2021, which concluded that the fair value of the Common Stock increased during 2021 as a result of multiple factors and events occurring during 2021. As such, for awards granted during 2021, the Company considered the amount of time between the valuation date and the grant date to determine whether to use the latest Common Stock valuation or a straight-line interpolation between the two valuation dates. As part of this evaluation, the Company assessed whether the subsequent valuation indicated that a significant change in valuation had occurred between the previous valuation and the grant date of an award granted between two valuation dates. Based on this assessment, the Company concluded that for equity grants in 2021, a straight-line methodology should be used to interpolate the increase between the two most recent valuation dates. This determination was after considering all available information to date. The Company believes that the linear interpolation methodology provides a reasonable basis for the valuation of its Common Stock for financial reporting purposes as the Company did not identify any single event that occurred subsequent to the most recent valuation report that would have caused a material change in the fair value of the Common Stock. This is noted in the table within “Equity Grants,” below, denoted by the reference to the two valuation dates of the Company’s common stock for awards granted in 2021.
Equity Grants and Valuation Dates and Detailed Methodology
Equity Grants
The following table sets forth by grant date, the number of shares subject to options and RSUs granted since January 1, 2020, the per share exercise price of the options, and the fair value of common stock per share on each grant date. As noted above, for awards granted in 2021, the Company interpolated the two most recent valuation reports before and after the grant date, to calculate the Common Stock valuation as of the specific grant date. The two valuation dates utilized are noted below:

Grant Date	Number of Shares of Common Stock Underlying Options and RSUs Granted	Exercise Price Per Share for Options	Fair Value Per Share of Underlying Common Stock for Financial Reporting*	Date of Valuation of Common Stock
2/4/2020	234,500	$2.51	$2.51	August 15, 2019
4/22/2020	1,881,864	$2.00	$2.00	April 1, 2020
6/17/2020	564,000	$2.00	$2.00	April 1, 2020
8/17/2020	452,837	$3.54	$3.54	August 5, 2020
11/3/2020	808,440	$3.54	$3.54	August 5, 2020
11/3/2020**	92,941	-	$3.54	August 5, 2020
12/14/2020	841,531	$3.54	$3.54	August 5, 2020
12/14/2020**	344,428	-	$3.54	August 5, 2020
1/27/2021	280,500	$4.95	$5.78	December 22, 2020 and March 1, 2021
2/17/2021	31,470	$4.95	$6.27	December 22, 2020 and March 1, 2021
2/17/2021**	180,327	-	$4.95	December 22, 2020 and March 1, 2021
2/22/2021	242,500	$4.95	$6.39	December 22, 2020 and March 1, 2021
4/8/2021	1,230,358	$6.55	$7.82	March 1 and June 2, 2021
4/22/2021	2,930,977	$6.55	$8.28	March 1 and June 2, 2021
4/28/2021	600,000	$6.55	$8.48	March 1 and June 2, 2021
5/11/2021	1,226,875	$6.55	$8.92	March 1 and June 2, 2021
5/13/2021	458,123	$6.55	$8.98	March 1 and June 2, 2021
5/21/2021	46,500	$6.55	$9.25	March 1 and June 2, 2021
5/25/2021	131,950	$6.55	$9.38	March 1 and June 2, 2021
7/8/2021	231,500	$9.65	$13.38	June 2, 2021 and July 15, 2021
8/12/2021	785,000	$14.11	$22.82	July 15, 2021 and August 31, 2021
8/12/2021**	30,000	-	$22.82	July 15, 2021 and August 31, 2021
8/20/2021	24,000	$14.11	$25.31	July 15, 2021 and August 31, 2021
8/20/2021**	653,388	-	$25.31	July 15, 2021 and August 31, 2021
*Fair values in 2021, beginning with January 21, 2021 grant dates, were determined based on a linear daily interpolation of the closest valuation date before and after the grant date, because the Company did not identify a single event that would have caused a material change in the fair value of its Common Stock. For example, for the January 27, 2021 grant date, the Common Stock fair value was calculated using the most recent valuation date before the grant (December 22, 2020 valuation date) and the most recent valuation date after the grant (March 1, 2021).
**Represents RSUs. The Company measures the fair value of RSUs based on the grant-date fair value of the underlying common stock. All RSUs granted through the end of Q2 2021 contained a performance condition, whereby the RSU does not vest until the achievement of a liquidity event. As such no expense is recognized related to these RSUs until a liquidity event occurs because such event is not considered probable until it occurs. At that date, the Company would recognize cumulative stock-based compensation expense using the graded vesting method for those RSUs for which the service condition has been fully or partially satisfied prior to the liquidity event, and the remaining expense will be recognized over the remaining vesting period of the award under a graded vesting method. Note that the Company considered interpolation of the RSU grant on February 17, 2021, noting that the difference between the most recent valuation on December 22, 2020 and an interpolated value would not have a material impact on the Company’s financial statements.

Valuation Dates and Detailed Methodology
The following are the key considerations in determining the value of the Common Stock for each of the respective valuation dates during 2020 and 2021:
August 15, 2019 Valuation (for February 4, 2020 grants)
In preparing the August 15, 2019 valuation, the Company determined its enterprise value using an OPM, as described in the Registration Statement. Because of the stage of the Company, as well as other relevant factors, including that the Company believed that an OPM was the most appropriate method for valuing the Common Stock. The OPM is the most appropriate method to use when specific future liquidity events are difficult to forecast, as was the case in August 2019. This resulted in an estimated fair value of Common Stock of $2.51. In valuing the Common Stock, the fair value of the Company’s business was determined using the market approach with input from management, by utilizing the subject company transaction method, which utilizes the Company’s own relevant capital stock transactions to calibrate the model. In an OPM framework, calibration may be used to infer the equity value implied by a recent financing transaction by making assumptions for the expected time to liquidity, volatility, and risk-free rate and then solving for the value of equity such that value for the most recent financing equals the amount paid. This method is most appropriate when the financing transaction is an arm’s-length transaction and pari passu with previous rounds. Given the recent closing of the Company’s Series E preferred stock financing round, management determined this methodology was the most appropriate for the August 15, 2019 valuation. The Company therefore utilized the price issued in its Series E preferred stock financing round as the starting point for the valuation of the Company’s equity value. Between May and July 2019, the Company sold approximately 22.7 million shares of Series E convertible preferred stock at a purchase price of $5.9566 per share for an aggregate purchase price of approximately $129.8 million, net of issuance costs.
After the equity value of the Company was determined, the fair market value of the Common Stock was calculated using the OPM to allocate the value amongst different classes of the Company’s equity, and by applying the Black-Scholes option pricing method, as described in the Registration Statement. This valuation method considers critical assumptions, including underlying equity value, expected timing of a potential liquidity event, discount rate, expected volatility, and exercise price of the underlying options. In determining the appropriate volatility to use, the Company utilized the historical volatility of selected guideline public companies, which were selected based on publicly traded companies within the Company’s industry and/or with similar revenue models. Finally, a DLOM was applied, as the minority holders of Common Stock do not have access to an active public market for their shares and cannot force registration to create marketability. A DLOM of 30% was applied to the Common Stock valuation as of this date, and was selected considering the expected length of the lack of marketability period as well as the volatility of the Common Stock.
In addition, the Company also considered any secondary transactions involving Company capital stock, noting that as of August 15, 2019, the Company expected a tender offer to repurchase a portion of its Common Stock. In the Company’s evaluation of those transactions, the Company considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange and assigned the transactions an appropriate weighting in the valuation of Common Stock. For purposes of the August 15, 2019 valuation, a very low level of weighting was given to the anticipated secondary transaction, given both the limited volume and limited history of prior secondary transactions, indicating no regular frequency or volume (outside of the contemplated transaction, just one in January 2018), as well as the composition of buyers and sellers, which were limited to founders, early investors, former and current employees, and the Company. As such, substantially all of the weighting was given to the OPM when determining the fair value of the Common Stock at August 15, 2019.
April 1, 2020 Valuation (For April 22, 2020 and June 17, 2020 grants)
In preparing the April 1, 2020 valuation, the Company determined the Common Stock value using an OPM, as described in the Registration Statement. Because of the stage of the Company, as well as other relevant factors, the Company believed that an OPM was the most appropriate method for valuing the Common Stock. This resulted in an estimated fair value of Common Stock of $2.00. In valuing the Common Stock, the fair value of the Company’s business was determined using the market approach with input from management, by utilizing the guideline public company method, which involves identifying and selecting publicly traded companies with financial and operating characteristics similar to the Company. From the comparable companies, a representative market value multiple was determined and then applied to the Company’s financial forecasts to estimate the value of the Company. Given the time between the valuation date and the Company’s most recent significant financing (May and July 2019), management determined that the guideline public company method was the most appropriate method to estimate the fair value of the Common Stock at April 1, 2020. The market multiples were selected by first determining the implied multiples at the time of the last financing, and then adjusting these multiples for the April 2020 valuation, considering changes in Remitly since its financing, as well as changes in the guideline public companies’ financial position and market valuations.
When determining the appropriate guideline public companies, management identified public companies within the Company’s industry and/or with similar revenue models. Given the Company’s historical and projected revenue growth and operating losses, management focused on the multiples of cash-adjusted enterprise value-to-revenue to develop estimates of the Company’s equity valuation as of the valuation date, using selected companies’ information for the trailing twelve months, and next three fiscal year ends. In selecting the appropriate multiple to apply to the Company’s financial statistics, management considered profitability, size, revenue growth, and company-specific risk, along with the aforementioned guideline public companies, as well as the implied multiples from the last round of financing. From the resulting enterprise value, a further adjustment was made to account for cash and interest-bearing debt, in order to derive an equity value.
Consistent with the August 15, 2019 valuation, after the equity value of the Company was determined, the fair market value of the Company’s Common Stock was calculated using the OPM to allocate the value amongst different classes of the Company’s equity, and by applying the Black-Scholes option pricing method, using consistent inputs as noted previously. Finally, a DLOM was applied, as the minority holders of Common Stock did not have access to an active public market for their shares and cannot force registration to create marketability. A DLOM of 27.5% was applied to the Common Stock valuation as of this date.
In addition, the Company also considered any secondary transactions involving Company capital stock, noting that there had been a limited number of significant secondary transactions. The most recent transaction represented approximately 5% of the outstanding Common Stock and common stock options as of that date. In the Company’s evaluation of those transactions, the Company considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange and assigned the transactions an appropriate weighting in the valuation of Common Stock. For purposes of the April 1, 2020 valuation, the same level of weighting was applied to the 2019 secondary transactions, as was applied to the August 2019 valuation report, given both the limited volume and past history of such transactions, indicating no regular frequency or volume, as well as the composition of buyers and sellers, which were limited to founders, early investors, former and current employees, and the Company. More specifically, the Company noted the following factors were considered in the weighting:
•Timing: The Company has had only two prior secondary Common Stock transactions, which occurred in January 2018 and September 2019.
•Volume: The most recent transaction represents approximately 5% of the outstanding common stock and common stock options as of the valuation date.
•Frequency: There is no regular frequency or volume of the secondary transactions.
•Sellers: The sellers will be founders, early investors, and former and current employees.
•Buyers: The buyer will be the Company, through a repurchase of shares.
As such, substantially all of the weighting was applied to the OPM to determine the fair value of Common Stock at April 1, 2020.

The Company also noted that, except for the April 1, 2020 valuation, all of the valuations between January 2020 and August 2021 resulted in an increased per share value of Common Stock. The decrease in per share value for this April 1, 2020 valuation was primarily due to the significant uncertainty in the global market at the valuation date due to the impact of the COVID-19 pandemic, which was evident in the significant decline in the valuations of guideline public companies. In addition, as of the April 1, 2020 valuation date, as a result of the COVID-19 pandemic, the Company had lowered its revenue forecasts for 2020 and 2021. Taken together, the uncertainty surrounding the duration and extent of the COVID-19 pandemic at the time of the valuation, as indicated in the contraction of valuations of guideline public companies and the overall market, along with the reduction in Company-specific forecasts, resulted in a reduction to the Company’s Common Stock value at April 1, 2020.
August 5, 2020 Valuation (For August 17, 2020, November 3, 2020, and December 14, 2020 grants)
In preparing the August 5, 2020 valuation, the Company relied upon the OPM, as described in the Registration Statement. Because of the stage of the Company, as well as other relevant factors, the Company believed that an OPM was the most appropriate method for valuing the Common Stock. This resulted in an estimated fair value of Common Stock of $3.54. In valuing the Common Stock, the fair value of the Company’s business was determined using the market approach with input from management, by utilizing the subject company transaction method, which utilizes the Company’s own relevant capital stock transactions. Given the recent closing of the Company’s Series F preferred stock financing round in July 2020, management determined this methodology was the most appropriate for the August 5, 2020 valuation. The Company therefore utilized the price issued in its Series F preferred stock financing round as the starting point for the valuation of the Company’s equity value. In July 2020 the Company sold approximately 9.3 million shares of Series F convertible preferred stock at a purchase price of $9.1456 per share for an aggregate purchase price of approximately $85 million, net of issuance costs.
Consistent with the April 2020 valuation, after the equity value of the Company was determined, the fair market value of the Common Stock was calculated using the OPM to allocate the value amongst different classes of the Company’s equity, and by applying the Black-Scholes option pricing method, using consistent inputs as noted previously. Finally, a DLOM was applied, as the minority holders of Common Stock do not have access to an active public market for their shares and cannot force registration to create marketability. A DLOM of 25% was applied to the Common Stock valuation as of this date.
In addition, the Company also considered any secondary transactions involving Company capital stock, noting that the Company anticipated closing three small secondary transactions involving less than 100,000 shares of Common Stock. These anticipated transactions represented less than 1% of the Company’s then-outstanding Common Stock and common stock options as of the valuation date. In the Company’s evaluation of those transactions, the Company considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange and assigned the transactions an appropriate weighting in the valuation of Common Stock. For purposes of the August 5, 2020 valuation, a very low level of weighting was given to potential secondary transactions, given limited volume and past history of such transactions. The reason for the weighting was consistent with the reasons described previously for the April 2020 valuation. More specifically, (i) the contemplated transactions represented less than 1% of the then-outstanding Common Stock and common stock options as of the valuation date, and (ii) the primary parties involved in the Company’s historic secondary transactions have been prior investors. As such, the Company determined that those events were not highly indicative of events happening in an active market at fair value, and therefore an OPM would be more appropriate, and therefore limited weighting was given to the anticipated secondary transactions in the Company’s valuation.
The key factors for the increase in valuation included an overall increase in the Company’s equity valuation, as evidenced by the increase in the purchase price of the Series F preferred stock, as compared to the Series E preferred stock, resulting from the Company’s growth during the second and beginning of the third quarters in 2020, as a result of an increase in the demand for online remittances throughout the COVID-19 pandemic, the increase in broad market valuations period to period, as well as the continued decrease in the DLOM, as the Company continued to make progress towards reducing the time until a potential liquidity event. As compared to the April 2020 valuation, the Company had revised its revenue forecast expectations for 2020 and 2021, as a result of the significant growth seen in the back half of the second quarter of 2020 and into the third quarter of 2020, with the expectation that this revenue growth would continue in future periods.
December 22, 2020 (For grants between January 27, 2021 and February 22, 2021):
As noted above, in December 2020, the Company first implemented the hybrid method, in which a combination of the OPM and the PWERM were utilized to estimate the value of the Common Stock. The hybrid method was determined to be the appropriate method to model various exit scenarios for purposes of valuing the Common Stock, due to initial discussions about a potential liquidity event via an IPO, as well as the expected timing of such IPO, which began in December 2020 and throughout January 2021. Utilizing the PWERM, management identified six potential discrete future IPO scenarios, and an OPM, that represented a delayed exit scenario, or seven scenarios in total. Each scenario included assumptions and key judgments based on external research, utilizing guideline public companies, estimates for probabilities of each potential scenario, and risk-adjusted discount rates, considering the risks and stage of development of the Company as of the valuation date. The resulting fair value of Common Stock as of December 22, 2020 was $4.95.
When determining guideline public companies, management identified public companies within the Company’s industry and/or with similar revenue models, for both the OPM, as well as the discrete IPO scenarios utilized in the PWERM. Based on the guideline public companies, a range of valuation multiples were selected and applied to projected revenue for the trailing twelve-month period as of each liquidity date and for the subsequent three fiscal years. Management notes that the OPM scenario was valued in a consistent manner with the prior OPM valuations noted above, utilizing the Black-Scholes option pricing method. As of the date of the valuation, management determined that a probability of 40% would be applied to the discrete IPO scenarios, (considering an early, median, and late IPO scenario, each with a low and high valuation, for a total of six scenarios), with the remaining 60% applied to the OPM scenario. This probability was determined based on the Company’s assessment as to likelihood of IPO, reflecting the fact that only initial high-level discussions regarding an IPO had taken place as of the valuation date of December 22, 2020. Finally, a DLOM was applied, as the minority holders of the Common Stock did not have access to an active public market for their shares and cannot force registration to create marketability. A DLOM of 30% was applied to the OPM scenario, and a DLOM of 20% was applied to the early and median IPO scenarios, and a DLOM of 25% was applied to the later IPO scenarios, resulting in an overall DLOM of 25.1%, when considering the probability percentages and common stock values for each scenario, as previously discussed.
The key factors for the increase in valuation included an overall increase in the Company’s equity valuation, resulting from continued growth during 2020 as a result of an increase in the demand for online remittances due to the COVID-19 pandemic, as well as consideration of potential IPO scenarios, given the Company’s potential IPO plans as of the December 22, 2020 valuation date. Generally, the PWERM methodology results in higher valuations, which is consistent with the Company’s expectations at the time of pursuing a public exit. As of the December 22, 2020 valuation date, formal banker IPO presentations and organizational kick-off meetings had not yet occurred (they were held in late March 2021 to mid-April 2021), and therefore a lower probability was assigned to the PWERM analysis than that of the OPM, as compared to later valuations in 2021, as the Company’s timing and plan to IPO was refined.
March 1, 2021, June 2, 2021, July 15, 2021, and August 31, 2021 (grants between April 8, 2021 through August 25, 2021)1
In preparing the March, June, July, and August 2021 valuations, the Company utilized a consistent methodology with that of the December 2020 valuation, by using a hybrid valuation that combines the use of an OPM and a PWERM to estimate the value of the Common Stock. Utilizing the PWERM, management considered six potential discrete future IPO scenarios, which included an early, median, and late-stage IPO, each with a low and high
1 Fair values were determined based on a linear daily interpolation of the closest valuation date before and after the grant date, because the Company did not identify a single event that would have caused a material change in the fair value of its Common Stock.

valuation scenario, and an OPM that captures a delayed exit scenario, for a total of seven scenarios. Each scenario included assumptions and key judgments based on external research, utilizing guideline public companies, estimates for probabilities of each potential scenario, and risk-adjusted discount rates, considering the risks and stage of development of the Company as of the valuation date. The following table outlines the probability of each scenario utilized at the respective valuation dates:
Probability weighting:

Valuation Date	OPM - Delayed Exit	PWERM - Early IPO scenarios	PWERM - Median IPO scenarios	PWERM - Late IPO scenarios
December 22, 2020[2]	60%	10%	20%	10%
March 1, 2021	40%	30%	20%	10%
June 2, 2021	35%	50%	15%	0%
July 15, 2021	20%	65%	15%	0%
August 31, 2021	7.5%	77.5%	15%	0%
DLOM

Valuation Date	OPM - Delayed Exit	PWERM - Early IPO scenarios	PWERM - Median IPO scenarios	PWERM - Late IPO scenarios	Implied Total DLOM %
December 22, 2020[3]	30%	20%	20%	25%	25.1%
March 1, 2021	27.5%	17.5%	20%	22.5%	21.6%
June 2, 2021	25%	15%	17.5%	NA	17.2%
July 15, 2021	25%	14.5%	17%	NA	16.0%
August 31, 2021	25%	13.5%	16%	NA	14.2%
Resulting Fair Values

Valuation Date	Fair Value of Common Stock
December 22, 2020[4]	$4.95
March 1, 2021	$6.55
June 2, 2021	$9.65
July 15, 2021	$14.11
August 31, 2021	$28.73
The key factors for the increase in valuation during the above dates included an overall increase in the Company’s equity valuation, resulting from continued growth during 2021 as a result of an increase in the demand for online remittances due to the COVID-19 pandemic, as well as consideration of potential IPO scenarios, given the Company’s potential IPO plans, and discussions with investment bankers. As the Company gained additional visibility into potential exit scenarios and likelihood of exit, this increases both the probability placed on the IPO scenarios, and the aggregate pre-money equity values associated with those IPO scenarios. Taken together, these factors contributed to the overall increase in the Common Stock valuation during 2021. The overall increase in total equity value of the Company is also consistent with valuations observed in the public equity markets in 2021,
2 Included for reference only. December 22, 2020 discussed previously, above.
3 See footnote 2.
4 See footnote 2.

and is consistent with the recent growth in the equity capital markets of technology stocks, in particular, and the increased valuations of recent financial technology and other platform company initial public offerings, which have increased dramatically, due to favorable market conditions, growth, the interest rate environment, and increased demand for digital presence.
The most significant increase in fair value during July and August 2021 were predominantly due to increase in the probability and timing of exit used in the Company’s PWERM analysis, as noted above, and which was reflected in the shift of probability percentages towards an earlier-stage IPO, along with a decrease in the weighted average DLOM, consistent with that expectation. In addition, the Company included additional guideline public companies in its July and August 2021 valuation, given the recent initial public offerings of similar companies in the Company’s industry and of similar stage and size to the Company. Taken together, these resulted in significant increases to the Company’s valuation of Common Stock during July and August 2021. In addition, the Company’s public S-1 Registration Statement filed on August 30, 2021, the August 31, 2021 valuation assigned a very high probability to the PWERM (92.5%), as opposed to the OPM, along with a decrease in the DLOM, resulting in a significant increase in valuation between July and August 2021, in line with those milestones.
The Company has not granted any options or RSUs since August 25, 2021 and does not currently intend to grant any options prior to the completion of the IPO.
Comparison of the August 31, 2021 Valuation Date and the Midpoint Price
The Preliminary Price Range reflects the fact that investors may be willing to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company and are not objectively determinable and that valuation models are not able to quantify with any level of certainty. The Company believes the primary factors that explain the difference between the Preliminary Price Range and the fair value of the Common Stock used for purposes of measuring the grant date fair value of the Company’s stock awards issued in recent periods are as follows:
I.The Preliminary Price Range represents a future price for shares of the Common Stock that, if issued in the Offering, will be immediately freely tradable in a public market, whereas the estimated fair values of the Common Stock in the Valuation Reports appropriately represent estimates of the fair value of shares that were then illiquid and might never become liquid, and as such, were adjusted for a DLOM. A DLOM of 14.2% was utilized in the August 31, 2021 Valuation Report. This illiquidity in part accounts for the difference between the estimated fair values of the Common Stock as compared to the Preliminary Price Range and also considers the additional lock-up period after the IPO to which Remitly common stock shares as held by employees prior to IPO are subject.
II.In contrast to the methodologies used by management and the representatives in establishing the Preliminary Price Range, the Common Stock valuations were determined in accordance with the guidelines outlined in the AICPA Practice Guide as described in the Prior Letter and in the Registration Statement. The Company, in preparing its Common Stock valuations, utilized quantitative methodologies to determine the fair value of the Common Stock, which may differ from the more qualitative and subjective methodology used by some public market investors when determining the price they are willing to pay in an initial public offering.
III.The Preliminary Price Range assumes a successful Offering in late September 2021, with no weighting attributed to any other outcome of the Company, such as an acquisition or remaining private. Therefore, the Preliminary Price Range effectively weighs a near-term Offering outcome at 100%. In contrast, the August 31, 2021 Valuation Report weighted the probability of a successful Offering in the probability-weighted expected return (“PWERM”) analysis at 92.5%. The December 22, 2020 Valuation Report was the first time the Company began to include initial public offering scenarios in the valuation methodology. As the Company experienced accelerated demand as a result of the COVID-19 pandemic and the overall increase for online remittance platforms, the Company considered the possibility of an initial public offering exit event in calendar year 2021.
IV.The holders of the Company’s redeemable convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its Common Stock. The Preliminary Price Range assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its Offering and the corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the Common Stock, which is reflected in the Preliminary Price Range.
Conclusion
As such, taking into account all of the above, the Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the Practice Guide. The Company also believes that the fair values determined by the Board for the Common Stock underlying each stock option grant are appropriate and demonstrate the Board’s consideration of all relevant factors in determining fair value at each valuation date. Accordingly, the Company submits that it believes that its determination of the fair value of the Common Stock for financial reporting purposes is appropriate and it has properly reflected the stock-based compensation expense for its historical grants.
Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4537, or, in her absence, Aman Singh at (212) 430-2767.

Sincerely,
FENWICK & WEST LLP
/s/ Katherine Duncan
Katherine Duncan
Partner

cc:	Saema Somalya, General Counsel
Remitly Global, Inc.

James Evans
Angela Park
Fenwick & West LLP